UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Purchase of Own Shares

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated May 5, 2011 in relation to the registrant’s purchase of its own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Purchase of own shares
RNS Number: 0580G
CSR plc
5 May 2011

5 May 2011
CSR plc (“CSR”)

Purchase of own shares

On Thursday 5 May 2011, CSR purchased 142,000 ordinary shares of 0.1p each at prices between 358.35p and 366.3p per share of which 142,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 14,611,400 ordinary shares of 0.1p each are currently held by CSR in treasury and 170,668,272 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:
CSR plc Will Gardiner, Chief Financial Officer Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD James Melville-Ross Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange
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